Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 3 DATED DECEMBER 22, 2022

TO THE PROSPECTUS DATED NOVEMBER 22, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated November 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we,” “us,” or “our” refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to provide an update on the status of our current public offering.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in shares of our common stock in a continuous offering (the “Offering”). The terms of the Offering required us to deposit all subscription proceeds in escrow with UMB Bank, N.A., as escrow agent, until we received subscriptions aggregating at least $100,000,000 (including any subscriptions by Apollo Global Management, Inc., together with its subsidiaries, its affiliates and our directors and officers) of shares of our common stock or limited partnership units (“Operating Partnership units”) of ARIS Operating Partnership L.P., a Delaware limited partnership of which we are the general partner, in any combination of share classes or Operating Partnership units, whether in the Offering or in a separate private offering.

As of December 22, 2022, we had satisfied the minimum offering requirement and our board of directors had authorized the release of the escrowed funds. In connection with breaking escrow, we issued and sold 1,813,750 shares of our common stock (consisting of Class F-I shares; no other classes of shares were issued or sold in connection with breaking escrow) in the Offering and 5,000,000 Class A-I units of the Operating Partnership in a private placement and the escrow agent released net proceeds of approximately $136 million to us as payment for such shares and Operating Partnership units. We intend to continue selling shares in the Offering on a monthly basis.